

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 17, 2017

Bryan M. Hackworth
Chief Financial Officer
Universal Electronics Inc.
201 E. Sandpointe Avenue, 8th Floor
Santa Ana, California 92707

> **Re: Universal Electronics Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **File No. 000-21044**

Dear Mr. Hackworth:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Terry French for
>
> Larry Spirgel
> Assistant Director
> AD Office 11 – Telecommunications